UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission file number: 001-39738

Ucommune International Ltd

No. 2 Dongsihuan North Road, Building 1, 4th Floor

Chaoyang District, Beijing 100016

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 8, 2025, Ucommune International Ltd (the “Company”) (Nasdaq: UK) held an extraordinary general meeting of shareholders (the “Meeting”) at No. 2 Dongsihuan North Road, Building 1, 4th Floor, Chaoyang District, Beijing, China.

At the Meeting, shareholders of the Company passed the following resolution:

i.	Resolved as an ordinary resolution, that the voting power of the Class B ordinary shares with par value of US$0.024 each (the “Class B Ordinary Shares”) be changed from fifty-five (55) votes for each Class B Ordinary Share to one hundred and seventy (170) votes for each Class B Ordinary Share (the “Change of Voting Power”).

ii.	Resolved as an ordinary resolution, that upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, or upon a change of beneficial ownership of any Class B Ordinary Shares as a result of which any person who is not an affiliate of the registered holders of such ordinary shares becomes a beneficial owner of such ordinary shares, such Class B Ordinary Shares shall not be automatically converted into an equal number of Class A ordinary shares of the Company, and such person or entity shall be entitled to all the rights, preferences, privileges and restrictions of the Class B Ordinary Shares (the “Amendment of Conversion Right”).

iii.	Resolved as a special resolution, that the proposed third amended and restated memorandum and articles of association of the Company (the “Third Restated MAA”), the form of which is annexed as Exhibit A to the notice of the Meeting be adopted in their entirety and in substitution for and to the exclusion of the existing memorandum and articles of the Company with effect immediately after both the Change of Voting Power and the Amendment of Conversion Right taking effect.

The Company’s Third Restated MAA is furnished herewith as Exhibit 3.1 to this report on Form 6-K.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
3.1	Third Amended and Restated Memorandum and Articles of Association, effective on September 8, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ucommune International Ltd

/s/ Daqing Mao
Daqing Mao
Chairman of the Board

Date: September 9, 2025

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